

July 27, 2010

Mr. Matthew W. Appel
Executive Vice President and Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

     Re: Zale Corporation
               Form 10-K for Fiscal Year Ended July 31, 2009
               Filed October 29, 2009
               File No. 1-4129

Dear Mr. Appel:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               James Allegretto
               Senior Assistant Chief Accountant